Rule 12g3-2(b) File No. 82-34825

18.01.2005

Office of International Corporation Finan
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05005624

Akbank T.A.S.
<u>Rule 12g3-2(b) File No. 82-34825</u>

Dear Sir or Madam:

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,




A. Cenk Goksan
Investor Relations
Department Head

F. Sehsuvar Aladag
Investor Relations
Manager



Enclosures;

SPO announcement

LNDOCS01/383038.1

File No : 82 - 34825

To the Investment Community;

Sabancı Family will sell **1.40%** of Akbank shares to international investors responding to a demand from these investors. Accordingly, the free-float of Akbank shares will increase to **33.65%**.

The new ownership structure of the bank will be as follows;

Sabancı Family : 23.29 %

H.Ö. Sabancı Holding and Subsidiaries : 43.06 %

H.Ö. Sabancı Holding : 34.23 %
Aksigorta : 6.62 %
Exsa : 2.21 %

Free Float : 33.65 %

